UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

List of Administrators, Trustees, Audit Committee and External Auditor

of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima - EDENOR appointed in the Ordinary General Meeting No. 76 dated August 10, 2021 and in the Ordinary General Meeting No. 75 dated April 27, 2021.

1.- Board of Directors:1

Regular Directors:

Neil Arthur Bleasdale (class A) – President

Esteban Macek (class A) - Vicepresident

Nicolas Mallo Huergo (class A)

Eduardo Vila (class A)

Edgardo Volosin (class A)

Federico Zin (class A)

Mariano Cruz Lucero (class A)

Hernan Ferrera (class B y C)

Benjamin Navarro (class B y C)

Juan Santiago Fraschina (class B y C)

Federico Bernal (class B y C)

Santiago Lopez Osornio (class B y C)

Alternate Directors:

Victor Hugo Quevedo (class A)

Mariano Cuneo Libarona (class A)

Daniel Oscar Seppacuercia (class A)

Diego Hernan Pino (class A)

Sebastian Alvarez (class A)

Maria Teresa Grieco (class A)

Emilse Alejandra Juarez (class B y C)

María Josefina Grosso (class B y C)

Maximiliano Ramirez (class B y C)

Diego Rozengardt (class B y C)

Facundo Carmona (class B y C)

2.- Supervisory Committee:2

Statutory Auditor:

Carlos Esteban Cvitanich (class A)

Javier Errecondo (class A)

Jorge Roberto Pardo (class B y C)

1 In compliance with art. 79 inc. b 2) of the BYMA Listing Regulations, it is reported that the term of office is for one year and until the assembly that approves the 12.31.21 Financial Results. The Board meeting dated 06.30.21 appointed Mr. Neil Arthur Bleasdale as President and Mr. Esteban Macek as Vice President.

2 In compliance with art. 79 inc. b 2) of the BYMA Listing Regulations, it is reported that the term of office is for one year and until the assembly that approves the 12.31.21 Financial Results. To date, the distribution of charges has not been made.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

Alternate Auditor:

Carlos Borgatello (clase A)

Federico Matias Ortega Armas (clase A)

Sandra Auditore (clases B y C)

3.- Audit Committee3

Esteban Macek (clase A)

Federico Zin (clase A)

Benjamin Navarro (clases B y C)

4.- External Auditor designated for the 2021 period:

Mr. Raul Leonardo Viglione, Estudio Price Waterhouse & Co SRL, Regular Certifying accountant.

Mr. Fernando Rodriguez y Ezequiel Mirazón, Estudio Price Waterhouse & Co SRL, Alternate Certifying accountant.

* * * * *

Gabriela L. Chillari

Attorney-in-fact

3 In compliance with art. 79 inc. b 2) of the Merval Listing Regulations, it is reported that the term of office is for one year and until the meeting that approves the 12.31.21 Financial Results.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: July 1, 2021